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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

                                        Cyberoptics Corporation
(Name of Issuer)

                                        Common Stock No Par Value
(Title of Class of Securities)

                                       232517102
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140501107

1.	Names of Reporting Persons. EQSF Advisers, Inc. I.R.S. Identification Nos. of above persons (entities only). (EIN 13-33554359)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York Corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 640,000

		6.	Shared Voting Power None

		7.	Sole Dispositive Power 762,300

		8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 9.45%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. M.J. Whitman Advisers, Inc. I.R.S. Identification Nos. of above persons (entities only). (EIN 13-3686379)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York Corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 11,750

		6.	Shared Voting Power None

		7.	Sole Dispositive Power 11,750

		8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9) 0.15%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Cyberoptics Corporation
	(b)	Address of Issuer's Principal Executive Offices 5900 Golden Hills Drive, Minneapolis, MN 55416

Item 2.
(a)

Name of Person Filing

This schedule is being jointly filed by EQSF Advisers, Inc. ("EQSF") and  M.J. Whitman Advisers, Inc. ("MJWA").   (EQSF and MJWA are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal executive office of EQSF and MJWA is: 767 Third Avenue, New York, NY 10017-2023
	(c)	Citizenship The citizenship or place of organization of each of the reporting persons is as follows: EQSF - New York State Corporation MJWA - New York State Corporation
	(d)	Title of Class of Securities Common Stock No Par Value
	(e)	CUSIP Number 232517102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[X ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: EQSF - 762,300 shares MJWA - 11,750 shares
	(b)	Percent of class: EQSF - 9.45% MJWA - 0.15%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote EQSF - 640,000 MJWA - 11,750
		(ii)	Shared power to vote or to direct the vote Not applicable.
		(iii)	Sole power to dispose or to direct the disposition of EQSF - 762,300 MJWA - 11,750
		(iv)	Shared power to dispose or to direct the disposition of Not applicable.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 301,100 of the shares reported by EQSF, Third Avenue Value Portfolio of the WRL Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 99,000 of the shares reported by EQSF, Sun America Style Select Series Small-Cap Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 71,700 of the shares reported by EQSF, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 154,100 of the shares reported by EQSF.   Integrity Life/Legends Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 14,100 of the shares reported by EQSF.  American Express Partners Variable Annuity Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 4,500 of the shares reported by EQSF.  American Express Partners Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of,  117,800 of the shares reported by EQSF.   Various clients for whom MJWA acts as investment advisor have the right to receive dividends from, and the proceeds from the sale of, the shares reported by MJWA.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      November 10, 2001
Date

EQSF Advisers, Inc.

By: /s/  MARTIN J. WHITMAN

Martin J. Whitman

Chairman and Chief Executive Officer

M.J. Whitman Advisers, Inc.

By: /s/ MARTIN J. WHITMAN

Martin J. Whitman

Chairman and Chief Executive Officer